

Nasdaq Regulation

Nasdaq

Eun Ah Choi
Vice President
Listing Qualifications

July 8, 2021

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on July 7, 2021 The Nasdaq Stock Market (the "Exchange") received from Good Works II Acquisition Corp. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one share of common stock, $0.0001 par value, and one-half of one redeemable warrant

Shares of common stock included as part of the units

Redeemable warrants included as part of the units, each whole warrant exercisable for one share of common stock at an exercise price of $11.50

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

Eun Ah Choi